Filed by Canadian Pacific Railway Limited
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

Important Information For Investors And Shareholders

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. On March 29, 2016, Canadian Pacific Railway Limited (“CP”) filed its definitive proxy statement (the “CP Definitive Proxy”) with the SEC in respect of Norfolk Southern Corporation’s (“Norfolk Southern”) 2016 Annual Meeting of Shareholders (the “NS Annual Meeting”). At this time, CP does not intend to solicit proxies for any proposals at the NS Annual Meeting and does not intend to submit any proxies previously furnished to the persons identified in the CP Definitive Proxy at the NS Annual Meeting. CP requests that Norfolk Southern shareholders discard the previously distributed green proxy cards and refrain from submitting proxies to the persons identified in the CP Definitive Proxy in respect of the NS Annual Meeting. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the previously proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation;

labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Item 7 – Management’s Discussion and Analysis of Financial
Condition and Results of Operations" of the Corporation's Annual Report on Form 10-K filed with the SEC on
February 29, 2016. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***
The following letter was issued by CP to its employees on April 11, 2016:

APRIL 11, 2016
CP STATION ARTICLE: CP TERMINATES EFFORTS TO MERGE WITH NS

Earlier today, we announced the termination of efforts to merge with Norfolk Southern Corp. (NS), including the withdrawal of a resolution asking their shareholders to vote in favour of good-faith negotiations between the two companies.

As many of you know, we had been pursuing a business combination with NS since November of 2015, but with no clear path to a friendly merger at this time, we must re-commit all of our focus and energy to serving our customers and creating long term value for CP shareholders.

While we still firmly believe that consolidation is necessary for the North American rail industry to meet the demands of a growing economy, the time has come to turn the page and re-focus on the job at hand – running the best possible railroad we can.

Our proven approach at CP – based on the Foundations of precision railroading – delivers superior results for customers, communities and shareholders, but we can’t do it without you, our valued employees.
I have no doubt that everyone will continue to focus on providing the best service, controlling costs, optimizing assets, operating safely and developing the most outstanding team of railroaders in the industry.
As always, stay safe, keep your focus on CP’s business, and continue your excellent work.

Sincerely,

E. Hunter Harrison